Exhibit 99

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)	Name of company

Royal & Sun Alliance Insurance Group plc

2)	Name of shareholder having a major interest

Barclays plc

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Holding of the shareholder named in 2 above, through the legal entities listed below:

Legal Entity	Holding	Percentage Held

Barclays Global Investors Ltd	44,611,074	1.5440

Barclays Bank Trust Company Ltd	145,927	0.0051

Barclays Global Investors Australia Ltd	793,042	0.0274

Barclays Private Bank Ltd	33,977	0.0012

Gerrard Ltd	716,828	0.0248

Barclays Capital Securities Ltd	980,762	0.0339

Barclays Global Investors, N.A.	31,145,701	1.0780

Barclays Life Assurance Co Ltd	3,217,267	0.1114

Barclays Global Investors Japan Ltd	751,090	0.0260

Barclays Global Investors Japan Trust &	2,975,276	0.1030

Barclays Global Fund Advisors	4,738,356	0.1640

Barclays Private Bank and Trust Ltd	70,000	0.0024

Group Holding	90,179,300	3.1212

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account	Holding

ALMLUFTTL-18409-CHASE MANHATTA	ALMLUFTT	1,487,596

ASUKEXTTL-20947-CHASE MANHATTA	ASUKEXTT	15,956,415

Bank of Ireland	BNX009IE	511,199

BARCLAYS CAPITAL NOMINEES LIMI		980,762

Barclays Trust Co & Others		10,760

BARCLAYS TRUST CO AS EXEC/ADM		18,668

Barclays Trust Co DMC69		49,672

Barclays Trust Co E99		1,574

Barclays Trust Co R69		65,253

BLEQFDUKQ-16331-CHASE MANHATTA	BLEQDUK	718,854

BLEQPTUKQ-16341-CHASE MANHATTA	BLEQTUK	1,958,103

BLINTNUKQ-16338-CHASE NOMINEES	BLINTNUK	183,968

BLINTPUKQ-16342-CHASE MANHATTA	BLINTPUK	356,342

BLUKINTTL-16400-CHASE MANHATTA	BLUKINTT	25,613,081

CHATRKTTL-16376-CHASE MANHATTA	CHATRKTT	1,553,982

Clydesdale Nominees HGB0125	00694478	70,000

INVESTORS BANK AND TRUST CO.	428169	584,750

INVESTORS BANK AND TRUST CO.	500227	13,590,297

INVESTORS BANK AND TRUST CO.	502872	4,180,299

INVESTORS BANK AND TRUST CO.	508068	709,102

INVESTORS BANK AND TRUST CO.	527191	4,913,812

INVESTORS BANK AND TRUST CO.	536747	1,353,051

INVESTORS BANK AND TRUST CO.	552942	975,686

INVESTORS BANK AND TRUST CO.	555879	30,205

INVESTORS BANK AND TRUST CO.	573039	464,007

INVESTORS BANK AND TRUST CO.	583293	3,578,950

INVESTORS BANK AND TRUST CO.	585439	32,197

INVESTORS BANK AND TRUST CO.	585918	22,052

INVESTORS BANK AND TRUST CO.	586072	209,747

INVESTORS BANK AND TRUST CO.	588888	5,640

INVESTORS BANK AND TRUST CO.	590421	12,297

INVESTORS BANK AND TRUST CO.	595966	838,843

INVESTORS BANK AND TRUST CO.	601744	37,806

INVESTORS BANK AND TRUST CO.	911140	80,444

JPMORGAN CHASE BANK	540186	339,142

JPMORGAN CHASE BANK	555465	453,900

JPMORGAN CHASE BANK	599123	87,710

JPMorgan Chase Bank	BNXP03IE	83,439

JPMorgan Chase Bank	BTC034IE	31,514

JPMorgan Chase Bank	BTC045IE	341,272

JPMorgan Chase Bank	BTGF04IE	223,488

JPMorgan Chase Bank	BTK001IE	347,062

JPMorgan Chase Bank	BTS004IE	310,201

JPMorgan Chase Bank	BTS005IE	79,134

JPMorgan Chase Bank	BTS011IE	116,444

JPMorgan Chase Bank	BTS015IE	38,491

JPMorgan Chase Bank	BTS024IE	28,739

JPMorgan Chase Bank	BTS028IE	1,349,418

JPMorgan Chase Bank	BTS031IE	13,566

JPMorgan Chase Bank	BTS033IE	25,523

JPMorgan Chase Bank	BTS036IE	35,175

JPMorgan Chase Bank	BTS037IE	35,249

Master Trust Bank	BNNP06IE	37,788

Mellon Trust – Boston	591668	474,240

MELLON TRUST OF NEW ENGLAND	604652	127,812

Mitsubishi Trust International	BNN018IE	15,619

Mitsubishi Trust International	BNN046IE	24,241

NORTHERN TRUST BANK – BGI SEPA	581610	400,582

NORTHERN TRUST BANK – BGI SEPA	584069	182,051

NORTHERN TRUST BANK – BGI SEPA	604162	63,016

R C Greig Nominees Limited a/c	BL1	274,759

R C Greig Nominees Limited a/c	CM1	92,359

R C Greig Nominees Limited GP1	GP1	275,130

R C Greig Nominees Limited SA1	SA1	74,580

State Street	BNX012IE	62,536

STATE STREET BANK & TRUST – US	604714	246,219

STATE STREET BANK & TRUST – US	713101	2,683,242

Sumitomo TB	BNN036IE	16,268

ZEBAN NOMINEES LIMITED		33,977

	Total	90,179,300

5)	Number of shares/amount of stock acquired

Not disclosed

6)	Percentage of issued class

Not disclosed

7)	Number of shares/amount of stock disposed

Not applicable

8)	Percentage of issued class

Not applicable

9)	Class of security

Ordinary shares of 27.5p each

10)	Date of transaction

8 July 2003

11)	Date company informed

14 July 2004

12)	Total holding following this notification

90,179,300 ordinary shares of 27.5p each

13)	Total percentage holding of issued class following this notification

3.1212%

14)	Any additional information

15)	Name of contact and telephone number for queries

Gill Roberts 020 7569 4032

16)	Name and signature of authorised company official responsible for making this notification

Jackie Fox
Deputy Group Company Secretary

Date of notification 15 July 2004